NAME OF REGISTRANT

Franklin Managed Trust
File No. 811-04894

EXHIBIT ITEM No. 77M: Mergers

Pursuant to a Plan of Reorganization made by Franklin Managed
Trust on behalf of its series, Franklin Rising Dividends Fund ("Rising Dividends Fund") and Franklin Value Investors Trust on behalf of its series, Franklin Large Cap Value Fund
("Large Cap Value Fund"), the Rising Dividends Fund has acquired all of the property, assets and goodwill of Large
Cap Value Fund on May 20, 2016, in exchange solely for shares of common stock of the Rising Dividends Fund and the distribution, pursuant to the Agreement of Merger, of the Large
Cap Value Fund shares of common stock to the Rising Dividends Fund.